							Exhibit 12.1

PDC ENERGY, INC.
Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2012		2011	2010	2009		2008
	(dollars in thousands)
Earnings:
Income (loss) from continuing operations before income taxes	$(233,621)		$2,895	$6,690	$(125,172)		$163,168
Fixed charges (see below)	51,542		40,511	35,197	39,403		31,629
Amortization of capitalized interest	906		676	788	991		744
Interest capitalized	(1,238)		(1,544)	(301)	(751)		(2,618)
Total adjusted earnings (loss) available for fixed charges	$(182,411)		$42,538	$42,374	$(85,529)		$192,923

Fixed Charges:
Interest and debt expense (a)	$48,287		$36,985	$33,250	$37,208		$28,132
Interest capitalized	1,238		1,544	301	751		2,618
Interest component of rental expense (b)	2,017		1,982	1,646	1,444		879
Total fixed charges	$51,542		$40,511	$35,197	$39,403		$31,629

Ratio of Earnings to Fixed Charges	—	(c)	1.1x	1.2x	—	(c)	6.1x

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(a)	Represents interest expense on long-term debt and amortization of debt discount and issuance costs.

(b)	Represents the portion of rental expense which we believe represents an interest component.

(c)	For the years ended December 31, 2012 and December 2009, earnings were insufficient to cover total fixed charges by $234 million and $124.9 million.